EXHIBIT 12.1

TMX Finance, LLC

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	For the Years Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2010
Earnings:
Income before discontinued operations	$16,029	$23,150	$29,168	$41,030	$69,956	$68,210
Fixed charges	9,503	15,571	22,064	20,287	18,830	22,022

Total earnings	$25,532	$38,721	$51,232	$61,317	$88,786	$90,232

Fixed charges:
Interest, including amortization of debt issuance costs	$6,827	$11,845	$16,556	$13,286	$11,674	$16,482
Portion of rent expense attributable to an interest factor (1)	2,676	3,726	5,508	7,001	7,156	5,540

Total fixed charges	$9,503	$15,571	$22,064	$20,287	$18,830	$22,022

Ratio of earnings to fixed charges	2.69	2.49	2.32	3.02	4.72	4.10

(1)	Includes one-third of rent expense, which is deemed to be representative of the interest factor.